UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09055298

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HRC Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Glen Cove Avenue
(No. and Street)

Glen Head, NY 11545
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Mohammadi 516 676-3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank Cicarelli
(Name – *if individual, state last, first, middle name*)

100 Crossways Park Dr. W. Woodbury, NY 11797
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Mohammadi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HRC Investment Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES PINO
Notary Public, State of New York
No. 01PI6052559
Qualified in Nassau County
Commission Expires Dec. 18, 2010

Signature

President, CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Stockholders of
HRC Investment Services, Inc.
Glenwood Landing, New York

We have audited the accompanying balance sheet of HRC Investment Services, Inc. as at December 31, 2008, and the related statements of income, changes in stockholders equity, cash flows, and net capital computation for the year then ended. These financial statements are the responsibility of the organization's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HRC Investment Services, Inc. as at December 31, 2008 and the results of its operations and the changes in its financial position for the year then ended in conformity with generally accepted accounting principles.

IVES & SULTAN, LLP
Certified Public Accountants

February 16, 2009

HRC Investment Services, Inc.

Balance Sheet
December 31, 2008

Assets

Assets	
Cash and Cash Equivalents *(Note 1b)*	$328,822
Non-Allowable Assets *(Note 2)*	55,890
	$384,712

Liabilities and Stockholders' Equity

Current Liabilities	
Accrued Expenses	$ 25,450
Current Portion of Long-Term Debt *(Note 5)*	21,510
	46,960
Long-Term Liabilities	
Long-Term Debt - Less: Current Portion *(Note 5)*	43,020
	89,980
Stockholders' Equity	
Capital Stock, No Par Value - 200 Shares Authorized, Issued and Outstanding	20,000
Retained Earnings	274,732
	294,732
	$384,712

The accompanying notes are an integral part of the financial statements.

HRC INVESTMENT SERVICES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

Revenues From Sales	$4,528,438
Expenses	
Payroll	1,496,830
Payroll Taxes	70,341
Office and General	212,563
Data Processing	571
Printing	61,041
Telephone and Utilities	59,374
Professional	91,187
Dues and Subscriptions	80,288
Postage and Delivery	30,091
Contributions	6,198
Entertainment	27,412
Travel	171,487
Rent	195,208
Insurance	251,481
Conferences and Seminars	21,036
Computer Expenses	66,425
Equipment Rental	15,109
Commissions	1,724,144
Advertisement	14,772
Interest Expense	875
Depreciation	19,445
	4,615,878
Loss from Operations	(87,440)
Other Income (Expenses)	
Unrealized Loss	(61,675)
Interest Income	10,406
	(51,269)
Loss Before Income Taxes	(138,709)
Income Taxes *(Note 3)*	1,870
Net Loss	$ (140,579)

The accompanying notes are an integral part of the financial statements.

HRC INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

Stockholders' Equity as of January 1, 2008	$435,311
Net Loss	(140,579)
Stockholders' Equity as of December 31, 2008	$294,732

The accompanying notes are an integral part of the financial statements.

HRC INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:	
Net Loss	$(140,579)
Adjustment to Reconcile Net Loss to	
Net Cash Provided By Operating Activities:	
Depreciation	19,445
Increase (Decrease) in Liabilities:	
Accrued Commissions Payable	(23,230)
Income Taxes	(11,140)
Net Cash Used By Operating Activities	(155,504)
Cash Flows From Financing Activities:	
Principal Payments on Long-Term Debt	(19,718)
Net Decrease in Cash and Cash Equivalents	(175,222)
Cash and Cash Equivalents - At Beginning	504,044
Cash and Cash Equivalents - At End	$328,822

Supplemental Disclosures of Cash Flow Information:

Cash Paid During The Period For:

Income Taxes	$ 13,010
Interest	$ 875

The accompanying notes are an integral part of the financial statements.

HRC INVESTMENT SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 DECEMBER 31, 2008

Net Capital as Per December 31, 2008 Focus Report	$203,336
Reconciling Items Between Financial Statements and Focus Report	
Income Taxes	---
Net Capital as Per December 31, 2008 Financial Statement	$203,336

The accompanying notes are an integral part of the financial statements.

HRC INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
AS OF DECEMBER 31, 2008

Allowable Capital		
Capital Stock		$ 20,000
Earnings to Date		274,732
		294,732
Less: Non-Allowable Assets		55,890
Haircuts		35,506
		91,396
Net Capital		203,336
Aggregate Indebtedness	89,980	
Minimum Net Capital Required		25,000
Minimum Net Capital Required (Based on Aggregate Indebtedness)	5,999	
		$178,336
AI Ratio (%)		2.26%

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

1. **Summary of Significant Accounting Policies**

a. **Type of Organization**
HRC Investment Services, Inc. is a New York "C" Corporation, duly organized and validly existing under the laws of the State of New York. The Company was incorporated on January 11, 1993. HRC Investment Services, Inc. acts as a broker/dealer conducting business in mutual funds and variable annuities.

b. **Cash and Cash Equivalents**
For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

c. **Use of Estimates**
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

d. **Property and Equipment**
Depreciation of property and equipment for financial reporting purposes is computed at rates adequate to allocate the cost of applicable assets over their expected useful lives. Both straight-line and declining balance depreciation methods are being utilized.

Property and equipment, renewals and improvements are capitalized at cost by additions to the related asset accounts, while repairs and maintenance costs are charged against income. The Company records sales and retirements by removing the cost and accumulated depreciation from the asset and reserve accounts, reflecting any resulting gain or loss in earnings.

2. **Non-Allowable Assets**

Non-allowable assets consist of the following:

Property and Equipment (Net of Accumulated Depreciation)	$50,222
Prepaid Income Taxes	5,668
	$55,890

3. **Income Taxes**
Income taxes consist of the following:

New York State	$ 1,870

4. Focus Report

HRC Investment Services, Inc., a broker/dealer, is required to file a Focus Report Part IIA within 17 business days of the quarter end with both the NASD district and executive offices.

5. Long-Term Debt

Long-term debt consists of the following:

1st Niagara Bank; 60 monthly payments of $1,792.51; due December 2011.	$64,530
Less: Current Portion	21,510
	$43,020

Future principal debt repayments are estimated to be as follows:

Twelve Months Ended December 31,	
2009	$21,510
2010	21,510
2011	21,510
	$64,530

6. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limit. As of the balance sheet date, the Company did not have any cash exposure in excess of the FDIC insurance limit.

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

HRC Investment Services, Inc.
Glenwood Landing, NY

In planning and performing our audit of the financial statements of HRC Investment Services, Inc. for the year ended December 31, 2008, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by HRC Investment Services, Inc. that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ives & Sultan, LLP
Certified Public Accountants

February 16, 2009